WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

March 30, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons	March 30, 2007
2.	Notification of Major Interests in Shares	March 30, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 4/9

TWO DISCLOSURES ARE ATTACHED TO THIS ANNOUNCEMENT

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

SIMON RATCLIFFE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

OMX SECURITIES LIMITED

8 State the nature of the transaction

EXERCISE OF DISCRETIONARY SHARE OPTION AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

58,080 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

58,080 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE PRICE £2.97

SALE PRICE £6.74

14. Date and place of transaction

23 MARCH, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

0 SHARES

16. Date issuer informed of transaction

29 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

30 MARCH 2007

ANNOUNCEMENT 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

STEPHEN ROWE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

OMX SECURITIES LIMITED

8 State the nature of the transaction

EXERCISE OF DISCRETIONARY SHARE OPTION AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

58,148 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

58,148 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE PRICE 27,846 AT £3.50

30,302 AT £2.97

SALE PRICE £6.755

14. Date and place of transaction

23 MARCH, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

8,630 SHARES

16. Date issuer informed of transaction

29 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

………………………………………

24. Name of contact and telephone number for queries

………………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

30 MARCH 2007

END

TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MARKS AND SPENCER GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

27-03-2007

6. Date on which issuer notified:

30-03-07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if **Situation previous to the Triggering transaction** (vi)

possible using the ISIN CODE*

	Number of shares	Number of voting Rights (viii)
GB0031274896	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	44,868,790	44,868,790		2.64	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Call Option	May 2007		500,000	0.03
Call Option	June 2007		212,000	0.01
Call Option	September 2007		17,000	0.00
Call Option	December 2007		2,000,000	0.12
Call Option	December 2008		3,700,000	0.22

Total (A+B)

Number of voting rights	% of voting rights
51,297,790	3.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Marks & Spencer Group Plc since the implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

END